                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             --------------------


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)


                            Curtice Burns Foods, Inc.
     --------------------------------------------------------------------
                                (Name of Issuer)


                       Class A Common and Class B Common
     --------------------------------------------------------------------
                          (Title of Class of Securities)


                                   231382102
     --------------------------------------------------------------------
                                 (CUSIP Number)






          Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-7.)

 -------------------------                  ----------------------------
 | CUSIP No.   231382102 |                  | Page   2   of   5  Pages |
 -------------------------                  ----------------------------

            1            NAME OF REPORTING PERSONS:  AGWAY INC.

                         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:  15-0277720


            2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not Applicable

            3            SEC USE ONLY

            4            CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware Corporation


        Number of        5    SOLE VOTING POWER: -0-
          Shares
       Beneficially
       Owned By Each     6    SHARED VOTING POWER:  -0-
         Reporting
        Person With      7    SOLE DISPOSITIVE POWER:  -0-


                         8    SHARED DISPOSITIVE POWER:  -0-


             9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                         -0-

            10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                         SHARES:  Not Applicable


            11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): -0-


            12           TYPE OF REPORTING PERSON:  CO

   -------------------------                   ----------------------------
   | CUSIP No.   231382102 |                   | Page   3   of   5  Pages |
   -------------------------                   ----------------------------

    Item 1(a).  Name of Issuer:

                  Curtice Burns Foods, Inc.
                -----------------------------------------------------------
    Item 1(b).  Address of Issuer's Principal Executive Offices:

                  90 Linden Place, P. O. Box 681, Rochester, NY  14605-0681
                -----------------------------------------------------------
    Item 2(a).  Name of Person Filing:

                  Agway Inc.
                -----------------------------------------------------------
    Item 2(b).  Address of Principal Business Office or, if None, Residence:

                  333 Butternut Drive, DeWitt, NY  13214
                ------------------------------------------------------------
    Item 2(c).  Citizenship:

                  Delaware Corporation
                ------------------------------------------------------------
    Item 2(d).  Title of Class of Securities:

                  Class A Common and Class B Common
                ------------------------------------------------------------
    Item 2(c).  CUSIP Number:

                  231382102
                ------------------------------------------------------------
    Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d- 2(b), check whether the person filing is a:

                  Not Applicable.
                -------------------------------------------------------------

  --------------------------                 ----------------------------
  |  CUSIP No.   231382102 |                 | Page   4   of   5  Pages |
  --------------------------                 ----------------------------
    Item 4.  Ownership

             (a)   Amount beneficially owner:

                   -0-______________________________________________________

             (b)   Percent of class:

                   -0-______________________________________________________

             (c)   Number of shares as to which such person has:

                   (i)   Sole power  to vote or  to direct  the vote -0- ___
                   (ii)  Shared power to vote or to direct the vote   -0- __
                   (iii) Sole power to dispose or to direct the disposition
                         of -0-______________________________________________
                   (iv) Shared power to dispose or to direct the disposition of -0-______________________________________________



Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [xxx]

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
         As previously reported, on September 27, 1994, Agway Holdings, Inc., a Delaware corporation ("AHI") and a subsidiary of Agway, Inc., entered into an agreement with PF Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of Pro-Fac Cooperative, Inc., a New York cooperative corporation ("Pro-Fac"), pursuant to which AHI agreed, subject to certain conditions, to tender pursuant to the tender offer (the "Tender Offer") by Purchaser for all shares of Class A Common Stock and Class B Common Stock, par value
$.99 per share (collectively, the "Shares"), of Curtice-Burns Foods, Inc. (the "Company"), all such Shares owned by AHI within five business days after the commencement of the Tender Offer. Prior to tendering, AHI held 899,447 Shares and 2,036,643 Shares of Class A Common Stock and Class B
Common Stock, respectively (the "AHI Shares").  On October
4, 1994, Purchaser commenced its tender offer and AHI thereafter tendered the AHI Shares. The Tender Offer was conditioned upon the receipt by the Purchaser of at least 44% of the Shares of Class A Common Stock then outstanding (not including any Shares of Class A Common Stock held by AHI).
The minimum number of Shares were tendered pursuant to the Tender Offer, and on November 3, 1994, Pro-Fac consummated its acquisition of the Company. As a result, neither Agway nor any of its subsidiaries holds any of the Company's shares.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by the
         Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group.

         Not Applicable.

   -------------------------               ------------------------------
   | CUSIP No.   231382102 |               |  Page   5   of   5   Pages |
   -------------------------               ------------------------------

Item 10.  Certification.

         Not Applicable.



                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                November 17, 1994
                                     -------------------------------------
                                                      (Date)

                                               /s/ Peter J. O'Neill
                                     -------------------------------------
                                                    (Signature)

                                    Peter J. O'Neill, Senior Vice President
                                    ---------------------------------------
                                                    (Name/Title)